

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Matthew Hammond, Ph.D.
Chief Financial Officer
Therapeutics Acquisition Corp.
200 Berkeley Street, 18th Floor
Boston, MA 02116

Re: Therapeutics Acquisition Corp.
Registration Statement on Form S-4
Exhibit No. 10.16
Filed March 23, 2021
File No. 333-254600

Dear Dr. Hammond:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance